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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BEXIL CORPORATION
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
088577101
(CUSIP Number)
August 8, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	088577101	13G/A

1	NAMES OF REPORTING PERSONS: Fondren Management LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
     * SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 2 TO SCHEDULE 13G
     This Amendment No. 2 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Fondren Management LP, a Texas limited partnership (“Fondren Management”), as an amendment to the Schedule 13G originally filed on September 23, 2005 (the “Original 13G”), as amended, relating to shares of common stock of Bexil Corporation, a Maryland corporation (the “Issuer”), purchased by Fondren Management for the account of Fondren Partners LP, a Texas limited partnership (“Fondren Partners”) and Fondren Partners Offshore Ltd., a Cayman Islands exempted limited company (“Fondren Offshore”), of which Fondren Management is the investment manager.
The following items are amended and restated in their entirety:
Item 4 Ownership.
Item 4 of the Original 13G is hereby amended and restated in its entirety as follows:
(a)	Fondren Management is the beneficial owner (as defined in Rule 13d-3) of 0 shares of Common Stock.

(b)	Fondren Management is the beneficial owner (as defined in Rule 13d-3) of 0.0% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 883,592, the number of shares of Common Stock issued and outstanding as of November 14, 2006, as reported in the Issuer’s most recent quarterly report on Form 10-QSB dated November 14, 2006.

(c)	Fondren Management may direct the vote and disposition of the 0 shares of Common Stock.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: March 9, 2007

FONDREN MANAGEMENT LP
By:	BLR CAPITAL LLC, its general partner

By:	/s/ Bradley Radoff
Name:	Bradley Radoff
Title:	Manager

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